September 10, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Claire DeLabar, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Justin Kisner, Staff Attorney
Paul Fischer, Staff Attorney
Larry Spirgel, Assistant Director

RE:	Lincoln Educational Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 000-51371

Ladies and Gentlemen:

Lincoln Educational Services Corporation (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated September 1, 2015 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2014. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on September 8, 2015 with the Staff, the Company respectfully requests until October 8, 2015 to respond to the Comment Letter. The Staff indicated to me that they would be willing to grant this extension and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than October 8, 2015.

Should you have any questions regarding the Company’s request, please do not hesitate to contact me at (973) 736-9340.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Brian Meyers
Name:	Brian Meyers
Title :	Executive Vice President, Chief Financial Officer and Treasurer